June 22, 2006

Mr. Michael H. Lee
President and Chief Executive Officer
Tower Group, Inc.
120 Broadway, 14th Floor
New York, NY   10271

Re: Tower Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 15, 2006
File No. 000-50990

Dear Mr. Lee:

We have limited our review of your filing to those issues we have addressed in
our comments. In our comments, we ask you to provide us with information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 55

Critical Accounting Policies, page 60

1. We believe your disclosure regarding the estimation of the loss and loss
    adjustment expense reserves could be improved to better explain the judgments
    and uncertainties surrounding this estimate and the potential impact on your
    financial statements. We believe in order to meet the principal objectives of
    MD&A this disclosure should enable the investor to understand 1) management's
    process for establishing the estimate 2) the reasons for changes in the historical
    estimate 3) whether and to what extent management has adjusted their
    assumptions used in the most recent estimate for trends or other factors identified
    from past experience and 4) the potential variability in the most recent estimate

and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to the comments listed below. Please provide the following to us in disclosure-type format for each line of business discussed. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

- We acknowledge your disclosure of the methodologies used to project losses, on page 26. We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts, please provide a description of the methodologies used by tail or by line of business in addition to your current disclosures.
- Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the reserving methods herein, how you determine the provision for uncertainty.
- Please identify and describe by line of business those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses in addition to your current disclosures. In addition please disclose the following:
  a. For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.
  b. Discuss how management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1., above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.
- Explain why management believes that the net loss effect of a 5% deficiency in net reserves disclosed on page 61 is reasonably likely. Please present this information on a gross basis and by tail or by line of business, preferably in a tabular format instead of your current aggregate net presentation. To better help an investor understand the potential variability of the reserves please disclose the key assumptions that drive the volatility presented. Disclose the effect that reasonably likely changes in these key assumptions may have on reported results, financial position and liquidity. In addition please address the following:

Mr. Michael H. Lee
Tower Group, Inc.
June 22, 2006
Page 3

    a. Clarify why you have only shown the impact of a 5% deficiency for the
        2005 and 2004 underwriting years on page 61. It would appear to imply
        that there is no volatility in underwriting years prior to 2004.
    b. Please explain to us why you have shown only the 5% deficiency on page
        61 when on page 27 you show other possible scenarios.

Liquidity and Capital Resources, page 78

Commitments, page 81

2. Please provide to us in a disclosure type format a revised table of contractual
    obligations to present the loss reserves gross of reinsurance recoverables and to
    include the interest payments associated with the subordinated debentures.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 97

Investments, page 101

3. Please explain to us how your accounting for the equity securities of $24.6
    million, at cost, complies with GAAP, in particular paragraph 46 of SFAS 60, as
    it appears management obtained estimated fair valuations for these security
    holdings. Please include any references to the specific paragraphs within the
    authoritative accounting literature that supports this treatment.

*   *   *   *

    Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provide the requested information. Detailed letters greatly facilitate our
review. Please file your letter on EDGAR under the form type label CORRESP.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing include all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant